Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces First Quarter 2017 Results

Margins impacted by short-term initiatives and timing mismatch ahead of implementation of announced price increases

Kingsey Falls, Québec, May 10, 2017 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended March 31, 2017.

Q1 2017 Highlights

•	Sales of $1,006 million

(compared to $979 million in Q4 2016 (+3%) and $1,003 million in Q1 2016 (stable))

•	As reported
◦	Operating income of $31 million

(compared to $33 million in Q4 2016 (-6%) and $73 million in Q1 2016 (-58%))

◦	OIBD[12] of $78 million

(compared to $83 million in Q4 2016 (-6%) and $120 million in Q1 2016 (-35%))

◦	Net earnings per common share of $1.70

(compared to $0.04 in Q4 2016 and $0.79 in Q1 2016)

•	Adjusted (excluding specific items)[1]
◦	Operating income of $28 million

(compared to $32 million in Q4 2016 (-13%) and $59 million in Q1 2016 (-53%))

◦	OIBD of $75 million

(compared to $82 million in Q4 2016 (-9%) and $106 million in Q1 2016 (-29%)

◦	Net earnings per common share of $0.13

(compared to $0.16 in Q4 2016 and $0.35 in Q1 2016)

•	Important increase recorded in shareholder equity following revaluation of Boralex investment to reflect market value.
•	Net debt[1] of $1,617 million as at March 31, 2017 (compared to $1,532 million as at December 31, 2016) and net debt to adjusted OIBD ratio[1] at 4.3x.
•	Ownership in Greenpac Mill LLC increased from 59.7% to 62.5%, with results to be fully consolidated with those of Cascades beginning in Q2 2017.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

2 OIBD = Operating income before depreciation and amortization

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Our first quarter results were hampered by several short-term elements, namely higher raw material prices, our product repositioning and new facility construction initiatives in our Tissue Papers segment, and the ongoing implementation of our ERP platform. That said, our packaging operations executed well in the first quarter, with all three divisions delivering improvements in total shipments and capacity utilization rates on both a sequential and year-over-year basis. In the case of Containerboard, the significant increase in average OCC prices in the first three months of 2017 more than offset benefits accruing from the gradual implementation of the Fall 2016 price increase during the quarter, and put additional pressure on margins due to the timing mismatch ahead of the roll-out of the subsequent US$50 per short ton price increase that was announced in February. While detrimental to Containerboard performance, higher recycled fibre costs benefited results in our Specialty Products division, as higher margin levels obtained from recovery and recycling activities provided a partial hedge against the impact that higher input costs had on manufacturing margins. In Europe, Reno de Medici improved results sequentially, as improving market fundamentals helped mitigate the impact of higher average fibre and chemical costs.

Regarding our Tissue activities, first quarter results were lower on both a sequential and year-over-year basis. This performance reflects higher raw material costs, lower jumbo roll sales in the slower first quarter, ongoing costs associated with our new West Coast U.S. conversion facility and marketing costs linked to recent product re-branding and repositioning. Finally, at the corporate level, costs related to our ERP implementation and internal business process optimizations increased significantly on a year-over-year basis and marginally when compared to the previous quarter. These initiatives are progressing well, and we remain focused on finalizing them by the end of the year.

Looking at our financial profile, total net debt levels increased by 6% or $85 million sequentially, reflecting lower operating cash flow due to interest payments that are incurred in the first and third quarters, seasonally higher working capital requirements, and incremental capital expenditures and investments during the period. Consequently, our leverage ratio increased to 4.3x at the end of March, from 3.8x at the end of 2016. Our higher leverage ratio in Q1 is common during this period due to seasonal trends in our businesses, and the increased working capital requirements and interest costs that are characteristic of the period. We expect this to revert to more normalized levels in the near-term and continue to be focused on lowering our leverage ratio to within a range of 3.0x - 3.5x.

Lastly, I wanted to highlight an important change that was announced in early April. We are very pleased that results from our Greenpac Mill will be consolidated within our results beginning in the second quarter, as this represents the successful achievement of one of our objectives, and will provide our shareholders with greater clarity with regards to our North American containerboard platform and operational performance.

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q1 2017	Q4 2016	Q1 2016

Sales	1,006	979	1,003
As Reported
Operating income before depreciation and amortization (OIBD)[1]	78	83	120
Operating income	31	33	73
Net earnings	161	4	75
per common share	$1.70	$0.04	$0.79
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	75	82	106
Operating income	28	32	59
Net earnings	12	15	34
per common share	$0.13	$0.16	$0.35
Margin (OIBD)	7.5%	8.4%	10.6%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income as reported

(in millions of Canadian dollars)	Q1 2017	Q4 2016	Q1 2016

Packaging Products
Containerboard	33	28	40
Boxboard Europe	5	3	8
Specialty Products	13	14	9

Tissue Papers	8	12	19

Corporate Activities	(28)	(24)	(3)
Operating income as reported	31	33	73

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q1 2017	Q4 2016	Q1 2016

Packaging Products
Containerboard	45	43	55
Boxboard Europe	14	11	16
Specialty Products	18	17	14

Tissue Papers	23	30	34

Corporate Activities	(25)	(19)	(13)
Adjusted OIBD	75	82	106
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended March 31, 2017 (compared to the same period last year)

Sales of $1,006 million increased by $3 million compared to the same period last year. This reflects a notable 16% increase in Specialty Products attributable to $31 million of additional sales generated by recovery and recycling activities due to higher raw material pricing, and a 3% increase in Containerboard driven by better volume and U.S. selling price. Offsetting these were a $32 million negative currency-related impact, and lower sales from the Tissue segment which reflects the reduced volumes of the softer first quarter.

First quarter operating income stood at $31 million, down from $73 million last year. Specific items recorded in the current period (please refer to the ''Supplemental Information on Non-IFRS Measures'' below for more details) increased operating income by $3 million. On an adjusted basis, first quarter operating income stood at $28 million, down from $59 million in the prior year period. The decrease reflects higher raw material costs which negatively impacted contribution levels from Containerboard, Tissue and Europe, higher corporate costs related to the continuing ERP platform implementation, and additional costs linked to recent product repositioning and the new converting facility in Oregon in the Tissue division.

The specific items, before income taxes, that impacted our first quarter 2017 operating income and/or net earnings were:

•	a $1 million cost associated with restructuring initiatives in the European Boxboard operations (operating income, net earnings)
•	a $4 million unrealized gain on derivative financial instruments (operating income, net earnings)
•	a $8 million gain on foreign exchange on long-term debt and financial instruments (net earnings)
•	a $1 million gain related to the Corporation's share of associate unrealized gains on financial instruments (net earnings)
•	a $160 million fair-value revaluation and dilution gain related to our Boralex investment (net earnings)

For the first quarter of 2017, the Corporation posted net earnings of $161 million, or $1.70 per common share, compared to net earnings of $75 million, or $0.79 per common share in the same period of 2016. On an adjusted basis, the Corporation generated net earnings of $12 million during the first quarter of 2017, or $0.13 per common share, compared to net earnings of $34 million or $0.35 per common share in the same period of 2016. Please see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of the amounts detailed above.

Near-Term Outlook

Commenting on the outlook for Cascades, Mr. Plourde added: “We expect results in the near-term to benefit from recent price increases, declining raw material costs, improving market fundamentals in Europe and stronger seasonal trends characteristic to both our Containerboard and Tissue activities. While recent trends in OCC pricing have been more favourable, we expect our average OCC cost in Q2 to be stable to slightly above Q1 levels as recent price decreases are integrated. On a segmented basis, near-term performance from our Containerboard activities should benefit from the more stable OCC costs, favourable industry demand trends and the seasonal strength inherent in the coming summer season, and improved pricing driven by recent price increases. More specifically, we expect the Fall 2016 US$40 s.t. price increase to be fully implemented in Q2, while the US$50 s.t. increase announced in February 2017 will be rolled out during Q2, and be fully implemented by Q3. I would also note that beginning in the second quarter, results from our Greenpac Mill will be consolidated within our results, providing greater clarity with regards to our operational performance in our Containerboard business segment.

Results in Europe are expected to reflect the more favourable market dynamics that have materialized in positive order inflow and backlog trends since the beginning of 2017, and the implementation of €20 of the announced €60 April price increase beginning in June. In Specialty Products, performance is expected to maintain the positive momentum built over the past two years, with results in the recovery and recycling activities to mirror changes in raw material pricing. Finally, near-term results from our Tissue activities are expected to reflect the seasonally stronger second quarter, and lower costs associated with the new converting facility in Oregon, where the majority of construction has been completed and production ramp up has begun.

Looking ahead, we are focused on improving our financial, operational, and growth profile. This will involve being strategic in our capital allocation strategies, increasing our financial flexibility by continuing to deleverage, and improving our execution, efficiency and productivity. To this end, we are focused on completing the implementation of our ERP platform and other initiatives undertaken to modernize our internal processes in 2017, which will reduce our corporate expenses beginning in 2018. Going forward, these resources will provide us with greater operational visibility, control and adaptability, and will therefore play an important role in long-term value creation for our shareholders.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on June 1, 2017, to shareholders of record at the close of business on May 23, 2017. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada).

Cascades did not purchase any common shares for cancellation during the first quarter of 2017.

2017 First Quarter Results Conference Call Details

Management will discuss the 2017 first quarter financial results during a conference call today at 1:30 p.m. EDT. The call can be accessed by dialing 1-888-231-8191. The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until June 10, 2017 by dialing 1-855-859-2056, access code 3747990.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	68	62
Accounts receivable	576	524
Current income tax assets	11	12
Inventories	490	477
Financial assets	5	3
	1,150	1,078
Long-term assets
Investments in associates and joint ventures	262	335
Property, plant and equipment	1,617	1,618
Intangible assets with finite useful life	172	171
Financial assets	11	10
Other assets	354	72
Deferred income tax assets	158	179
Goodwill and other intangible assets with indefinite useful life	349	350
	4,073	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances	24	28
Trade and other payables	649	661
Current income tax liabilities	1	1
Current portion of long-term debt	36	36
Current portion of provisions for contingencies and charges	9	9
Current portion of financial liabilities and other liabilities	20	27
	739	762
Long-term liabilities
Long-term debt	1,625	1,530
Provisions for contingencies and charges	35	34
Financial liabilities	19	16
Other liabilities	179	178
Deferred income tax liabilities	222	219
	2,819	2,739
Equity attributable to Shareholders
Capital stock	488	487
Contributed surplus	16	16
Retained earnings	670	512
Accumulated other comprehensive loss	(12)	(31)
	1,162	984
Non-controlling interests	92	90
Total equity	1,254	1,074
	4,073	3,813

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2017	2016
Sales	1,006	1,003
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million; 2016 — $47 million)	870	846
Selling and administrative expenses	106	93
Restructuring costs	1	—
Foreign exchange loss	1	1
Gain on derivative financial instruments	(3)	(10)
	975	930
Operating income	31	73
Financing expense	21	24
Interest expense on employee future benefits	1	1
Foreign exchange gain on long-term debt and financial instruments	(8)	(36)
Fair value revaluation of investment	(145)	—
Share of results of associates and joint ventures	(28)	(14)
Earnings before income taxes	190	98
Provision for income taxes	27	21
Net earnings including non-controlling interests for the period	163	77
Net earnings attributable to non-controlling interests	2	2
Net earnings attributable to Shareholders for the period	161	75
Net earnings per common share
Basic	$1.70	$0.79
Diluted	$1.66	$0.77
Weighted average basic number of common shares outstanding	94,554,104	95,342,378
Weighted average number of diluted common shares	97,169,477	97,507,798

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Net earnings including non-controlling interests for the period	163	77
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(6)	(44)
Change in foreign currency translation related to net investment hedging activities	6	38
Cash flow hedges
Change in fair value of commodity derivative financial instruments	(1)	(1)
Available-for-sale financial assets	12	(1)
Share of other comprehensive income of associates	17	(6)
Recovery of income taxes	(9)	(3)
	19	(17)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	2	(19)
Provision for (recovery of) income taxes	(1)	5
	1	(14)
Other comprehensive income (loss)	20	(31)
Comprehensive income including non-controlling interests for the period	183	46
Comprehensive income attributable to non-controlling interests for the period	2	—
Comprehensive income attributable to Shareholders for the period	181	46

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income
Net earnings	—	—	161	—	161	2	163
Other comprehensive income	—	—	1	19	20	—	20
	—	—	162	19	181	2	183
Dividends	—	—	(4)	—	(4)	—	(4)
Issuance of common shares	1	—	—	—	1	—	1
Balance - End of period	488	16	670	(12)	1,162	92	1,254

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	75	—	75	2	77
Other comprehensive loss	—	—	(14)	(15)	(29)	(2)	(31)
	—	—	61	(15)	46	—	46
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	(1)	(1)	—	(5)	—	(5)
Balance - End of period	487	16	443	(42)	904	96	1,000

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period	161	75
Adjustments for:
Financing expense and interest expense on employee future benefits	22	25
Depreciation and amortization	47	47
Unrealized gain on derivative financial instruments	(4)	(14)
Foreign exchange gain on long-term debt and financial instruments	(8)	(36)
Provision for income taxes	27	21
Fair value revaluation of investment	(145)	—
Share of results of associates and joint ventures	(28)	(14)
Net earnings attributable to non-controlling interests	2	2
Net financing expense paid	(38)	(44)
Net income taxes received (paid)	(5)	1
Dividend received	2	3
Employee future benefits and others	—	(10)
	33	56
Changes in non-cash working capital components	(39)	(33)
	(6)	23
Investing activities
Investments in associates and joint ventures	(16)	—
Payments for property, plant and equipment	(61)	(55)
Proceeds on disposals of property, plant and equipment	3	1
Change in intangible and other assets	(5)	(2)
	(79)	(56)
Financing activities
Bank loans and advances	(3)	(2)
Change in revolving credit facilities	103	57
Increase in other long-term debt	6	1
Payments of other long-term debt	(5)	(5)
Settlement of derivative financial instruments	(7)	—
Issuance of common shares	1	—
Redemption of common shares	—	(5)
Dividends paid to the Corporation’s Shareholders	(4)	(4)
	91	42
Change in cash and cash equivalents during the period	6	9
Currency translation on cash and cash equivalents	—	(1)
Cash and cash equivalents - Beginning of period	62	60
Cash and cash equivalents - End of period	68	68

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	346	336
Boxboard Europe	211	219
Specialty Products	173	149
Intersegment sales	(22)	(15)
	708	689
Tissue Papers	306	320
Intersegment sales and Corporate activities	(8)	(6)
	1,006	1,003

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	45	55
Boxboard Europe	13	16
Specialty Products	18	14
	76	85
Tissue Papers	23	34
Corporate	(21)	1
Operating income before depreciation and amortization	78	120
Depreciation and amortization	(47)	(47)
Financing expense and interest expense on employee future benefits	(22)	(25)
Foreign exchange gain on long-term debt and financial instruments	8	36
Fair value revaluation of investment	145	—
Share of results of associates and joint ventures	28	14
Earnings before income taxes	190	98

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	6	16
Boxboard Europe	8	4
Specialty Products	3	8
	17	28
Tissue Papers	27	11
Corporate	3	11
Total acquisitions	47	50
Proceeds on disposals of property, plant and equipment	(3)	(1)
Capital-lease acquisitions	(3)	(7)
	41	42
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	25	19
End of period	(8)	(7)
Payments for property, plant and equipment net of proceeds on disposals	58	54

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure the performance, compare the Corporation's results between periods and to assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporations' consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q1 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	5	13	8	(28)	31
Depreciation and amortization	12	8	5	15	7	47
Operating income (loss) before depreciation and amortization	45	13	18	23	(21)	78
Specific items:
Restructuring costs	—	1	—	—	—	1
Unrealized gain on derivative financial instruments	—	—	—	—	(4)	(4)
	—	1	—	—	(4)	(3)
Adjusted operating income (loss) before depreciation and amortization	45	14	18	23	(25)	75
Adjusted operating income (loss)	33	6	13	8	(32)	28

	Q4 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	28	3	14	12	(24)	33
Depreciation and amortization	14	8	5	18	5	50
Operating income (loss) before depreciation and amortization	42	11	19	30	(19)	83
Specific items :
Impairment reversal	—	—	(2)	—	—	(2)
Unrealized loss on derivative financial instruments	1	—	—	—	—	1
	1	—	(2)	—	—	(1)
Adjusted operating income (loss) before depreciation and amortization	43	11	17	30	(19)	82
Adjusted operating income (loss)	29	3	12	12	(24)	32

	Q1 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	40	8	9	19	(3)	73
Depreciation and amortization	15	8	5	15	4	47
Operating income before depreciation and amortization	55	16	14	34	1	120
Specific items :
Unrealized gain on derivative financial instruments	—	—	—	—	(14)	(14)
	—	—	—	—	(14)	(14)
Adjusted operating income (loss) before depreciation and amortization	55	16	14	34	(13)	106
Adjusted operating income (loss)	40	8	9	19	(17)	59

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2017	Q4 2016	Q1 2016
Net earnings attributable to Shareholders for the period	161	4	75
Net earnings (loss) attributable to non-controlling interests	2	(1)	2
Provision for income taxes	27	2	21
Fair value revaluation of investment	(145)	—	—
Share of results of associates and joint ventures	(28)	(7)	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	13	(36)
Financing expense and interest expense on employee future benefits	22	22	25
Operating income	31	33	73
Specific items:
Impairment reversals	—	(2)	—
Restructuring costs	1	—	—
Unrealized loss (gain) on derivative financial instruments	(4)	1	(14)
	(3)	(1)	(14)
Adjusted operating income	28	32	59
Depreciation and amortization	47	50	47
Adjusted operating income before depreciation and amortization	75	82	106

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS			NET EARNINGS PER COMMON SHARE[1]
(in millions of Canadian dollars, except amount per common share)	Q1 2017	Q4 2016	Q1 2016	Q1 2017	Q4 2016	Q1 2016
As per IFRS	161	4	75	$1.70	$0.04	$0.79
Specific items:
Impairment reversals	—	(2)	—	—	$(0.01)	—
Restructuring costs	1	—	—	$0.01	—	—
Unrealized loss (gain) on derivative financial instruments	(4)	1	(14)	$(0.03)	$0.01	$(0.11)
Unrealized gain on interest rate swaps	—	(1)	—	—	$(0.01)	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	13	(36)	$(0.08)	$0.12	$(0.33)
Fair value revaluation of investment	(145)	—	—	$(1.33)	—	—
Share of results of associates and joint ventures	(16)	1	—	$(0.14)	$0.01	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	23	(1)	9	—	—	—
	(149)	11	(41)	$(1.57)	$0.12	$(0.44)
Adjusted	12	15	34	$0.13	$0.16	$0.35

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2017	Q4 2016	Q1 2016
Cash flow from operating activities	(6)	178	23
Changes in non-cash working capital components	39	(93)	33
Depreciation and amortization	(47)	(50)	(47)
Net income taxes paid (received)	5	—	(1)
Net financing expense paid	38	4	44
Loss on acquisitions, disposals and others	—	(1)	—
Impairment reversals	—	2	—
Unrealized gain (loss) on derivative financial instruments	4	(1)	14
Dividend received, employee future benefits and others	(2)	(6)	7
Operating income	31	33	73
Depreciation and amortization	47	50	47
Operating income before depreciation and amortization	78	83	120

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q1 2017	Q4 2016	Q1 2016
Cash flow from operating activities	(6)	178	23
Changes in non-cash working capital components	39	(93)	33
Cash flow from operating activities (excluding changes in non-cash working capital components)	33	85	56
Specific items, net of current income taxes if applicable:
Restructuring costs	1	(1)	—
Adjusted cash flow from operating activities	34	84	56
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(64)	(59)	(57)
Dividends	(4)	(3)	(4)
Adjusted free cash flow	(34)	22	(5)
Adjusted free cash flow per share	$(0.36)	$0.23	$(0.05)
Weighted average basic number of common shares outstanding	94,554,104	94,709,048	95,342,378

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2017	December 31, 2016	March 31, 2016
Long-term debt	1,625	1,530	1,686
Current portion of long-term debt	36	36	33
Bank loans and advances	24	28	33
Total debt	1,685	1,594	1,752
Less: Cash and cash equivalents	68	62	68
Net debt	1,617	1,532	1,684
Adjusted OIBD (last twelve months)	372	403	447
Net debt / Adjusted OIBD ratio	4.3	3.8	3.8

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819-363-5184

Investors:	Follow us on social media:
Jennifer Aitken, MBA	Website: www.cascades.com
Director, Investor Relations	Twitter: twitter.com/@CascadesInvest
514-282-2697	Facebook: facebook.com/Cascades
YouTube: youtube.com/Cascades